Exhibit 10.5

April 16, 2021

VIA EMAIL

Mr. Ian S. King

Ian_King@waters.com

Dear Ian:

This letter agreement (this “Agreement”) confirms the terms of the remainder of your employment with Waters Corporation (the “Company”) and your engagement as a consultant by the Company, as follows:

1. Transition Period.

(a) Transition. Subject to earlier termination as provided herein, from the date hereof through April 30, 2021 (the “Transition Date”), you will continue to serve as Senior Vice President, Global Products and as an executive officer of the Company and a member of the Executive Committee. On the Transition Date, you will be deemed to resign from any and all: (i) officer positions you hold with the Company or any of its Affiliates (as defined below); (ii) memberships you hold on any boards of directors, boards of managers or other governing boards or bodies of the Company or any of its Affiliates; and (iii) memberships you hold on any of the committees of any such boards or bodies. For purposes of this Agreement, “Affiliates” means all persons and entities directly or indirectly controlling, controlled by or under common control with the Company. Subject to earlier termination as provided herein, from the Transition Date until July 2, 2021 (the “Separation Date”), you will be employed by the Company, on a full-time basis, as a non-executive senior advisor and shall not, for the avoidance of doubt, be an executive officer of the Company or a member of the Executive Committee. The period beginning on the Transition Date and ending on the Separation Date is hereinafter referred to as the “Transition Period”. Subject to earlier termination as provided for herein, from July 3, 2021 until September 3, 2021 (the “Consulting Period”), you will serve as a non-employee consultant to the Company on the terms and conditions set forth in this Agreement.

(b) Duties and Responsibilities. Prior to the Transition Date, you will continue to perform your current duties. During the Transition Period, you will perform such duties as may be reasonably assigned to you from time to time by the President and Chief Executive Officer of the Company (the “CEO”) or his designee, including, without limitation, using best efforts in providing transition assistance as may be reasonably requested by the CEO or his designee. You will at all times continue to devote your best professional efforts to the Company and use your best efforts to abide by all Company policies and procedures as are in effect from time to time.

34 Maple Street Milford, MA 01757-3696 U.S.A. [T] 508.478.2000 [T] 1.800.252.4752 [F] 508.872.1990 [W] www.waters.com

(c) Compensation, Benefits and Reimbursements. From the date hereof until the Separation Date, you will continue to receive your base salary, payable at the rate in effect as of the date hereof ($430,000 per year) and in accordance with the Company’s regular payroll practices, and to participate in all employee benefit plans and programs of the Company in accordance with the terms of those plans and programs, except that you will not be eligible to participate in the Company’s annual bonus plan for fiscal year 2021. In addition, from the date hereof until the Separation Date, the Company will pay or reimburse you, in accordance with the Company’s reimbursements procedures and practices in effect from time to time, for all reasonable business expenses incurred by you in the performance of your duties and responsibilities to the Company, provided that you submit on a timely basis such documentation and substantiation of those expenses as the Company may require from time to time.

(d) Equity Awards. You acknowledge and agree that Exhibit A attached to this Agreement sets forth a true and complete schedule of all stock options, restricted stock units and performance stock units previously granted by the Company to you that remain outstanding and unexercised, if applicable, as of the date hereof (collectively, the “Equity Awards”). The Equity Awards will continue to vest in accordance with their respective terms, as set forth in the Company’s 2012 Equity Incentive Plan or 2020 Equity Incentive Plan, as applicable, and the award agreements between you and the Company thereunder (collectively, the “Equity Documents”) from the date hereof until the Separation Date.

2. Employment Termination.

(a) Resignation. On the Separation Date, you will be deemed to resign your position as senior advisor and shall terminate employment with the Company.

(b) Final Compensation. You will receive, on or as soon as reasonably practicable following the Separation Date, (i) your base salary for the final payroll period of your employment, through the Separation Date; (ii) compensation at the rate of your base salary for any unused vacation time in accordance with the Company’s policies; and (iii) reimbursement for business expenses incurred by you but not yet paid to you as of the Separation Date, in accordance with the Company’s reimbursements procedures and practices in effect from time to time; provided that you submit all expenses and supporting documentation required within sixty (60) days of the Separation Date.

(c) Treatment of Equity Awards. Your termination of employment on the Separation Date will be treated as a “retirement” for purposes of the Equity Awards (to the extent applicable). Without limiting the foregoing, and in each case in accordance with the terms of the applicable Equity Documents, (i) the Equity Awards that are unvested performance stock units shall remain outstanding and eligible to be earned based on performance for the applicable performance period and, to the extent earned, shall vest on a prorated basis based on the portion of the performance period during which you were employed through the Separation Date and (ii) the Equity Awards that are vested stock options shall remain outstanding and eligible to be exercised until the one-year anniversary of the Separation Date (or, if earlier, the expiration date of such stock options) and, to the extent not exercised on or prior to such one-year anniversary (or such earlier date), shall be forfeited for no consideration payable to you. Any Equity Awards not described in preceding sentence, to the extent not vested as of the Separation Date, shall be forfeited on the Separation Date for no consideration payable to you.

(d) Employee Benefits. Except for any right you may have to continue participation in the Company’s group health, dental and vision plans under applicable law, which will be communicated to you under separate cover, or as set forth in this Agreement, your active participation in all employee benefit plans and programs of the Company will terminate as of the Separation Date in accordance with the terms of those plans and programs. Following the end of any such continuation coverage period, you may participate in the Company’s retiree health continuation program, a copy of which has been provided to you, or such other Company health, dental and vision insurance programs for which you are eligible in accordance with the terms of the applicable program. Nothing in this Agreement will affect any vested rights you may have under the Company’s benefit plans and programs, including, for the avoidance of doubt, the Company’s 401(k) Restoration Plan.

(e) No Further Compensation. You acknowledge and agree that the payments and benefits described in Sections 2(b) and 2(d) are in complete satisfaction of any and all compensation or benefits due to you from the Company or any of its Affiliates, whether for services provided or otherwise, through the Separation Date, and that, except as expressly provided under this Agreement, no further compensation or benefits are owed or will be paid to you. For the avoidance of doubt, from and after the Separation Date, you will not be eligible to receive any severance payments and benefits under the Change of Control/Severance Agreement between you and the Company, dated March 23, 2017 (the “Change of Control Agreement”).

(f) Release of Claims. In consideration of your continued service to the Company following the Separation Date as contemplated hereunder, the payments and benefits set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which you hereby acknowledge, you agree to execute and return to the Company a release of claims in the form attached as Exhibit B to this Agreement (a “Release”) within the time period specified therein (but in no event prior to the Separation Date). The execution and non-revocation of such Release is a condition to the receipt of the benefits provided under Section 3 of this Agreement.

3. Consulting Engagement.

(a) Services. During the Consulting Period, you will be engaged to provide consulting services to the Company and its Affiliates relating to the organizational transition of employees, customers and business processes and such other services as may from time to time be requested by the Company and its Affiliates. Your consulting services shall be provided remotely or at the Company’s offices. During the Consulting Period you will report to the CEO or such other person or persons designated by the Company. You and the Company anticipate that during the Consulting Period, you will devote not more than eight (8) hours per week to the performance of the consulting services contemplated by this Agreement. Based on such level of services, it is anticipated that you will experience a “separation from service” (as defined in Section 1.409A-1(h) of the Treasury Regulations) from the Company on the Separation Date.

(b) Relationship of the Parties. You and the Company expressly agree that, in providing services to the Company under this Section 3 during the Consulting Period, you will be an independent contractor and will not be an employee or agent of the Company or any of its Affiliates. You agree that you will have no right to make any commitments on behalf of the Company or any of its Affiliates without the express written consent of an authorized officer of the Company or its applicable Affiliate.

(c) Services for Others. During the Consulting Period, you may choose to also provide services for others, provided that such services do not (i) give rise to a conflict of interest or otherwise interfere with your obligations to the Company or any of its Affiliates or (ii) violate the Restrictive Covenants (as defined below).

(d) Compensation. In consideration of the services that you provide to the Company under this Agreement during the Consulting Period, the Company will pay you a consulting fee at the rate of $10,000 per month during the Consulting Period, prorated for partial months. Any consulting fee owed to you will be paid on a monthly basis in arrears.

(e) Taxes, Insurance and Benefits. You acknowledge and agree that, as an independent contractor during the Consulting Period, you will be solely responsible for all insurance and for the payment of all federal, state and local income taxes, Social Security and Medicare taxes and other legally required payments on any amounts received from the Company. You also acknowledge and agree that, during the Consulting Period, neither you nor any individual claiming through you will be eligible to actively participate in or receive benefits under any of the employee benefit plans, programs and arrangements maintained by the Company or any of its Affiliates, other than as expressly provided in this Agreement.

4. Early Termination. It is expected that your employment with the Company will continue until the Separation Date and that your consulting services will continue for the duration of the Consulting Period. Notwithstanding the foregoing or anything to the contrary in this Agreement, either you or the Company may at any time terminate your employment or service, as applicable, upon thirty (30) days’ written notice to other (or immediately upon notice to you, in the event your employment or service, as applicable, is terminated by the Company for Cause (as defined below)) and, in the event such termination of employment or service occurs prior to the end of the Consulting Period, you will receive the accrued and unpaid compensation and benefits required to be paid to you under applicable law and the terms of any applicable employee benefit plans and programs of the Company, and otherwise shall only be entitled to the compensation and benefits set forth in this Section 4.

(a) Termination of Employment without Cause. In the event your employment is terminated by the Company without Cause prior to the Separation Date, subject to your execution and non-revocation of a Release within the time period specified therein and your compliance with the Restrictive Covenants, (i) you will continue to be paid your base salary at the rate in effect as of the date hereof ($430,000 per year) in accordance with the Company’s regular payroll practices beginning on the first payroll date following the date the Release becomes effective (with the first such payment to include all amounts that would have otherwise been paid following such termination of employment) through the Separation Date and (ii) such termination of employment shall be treated as a “retirement” for purposes of the Equity Awards (to the extent applicable).

(b) Other Termination of Employment or Service. Except as set forth in Section 4(a) above, in the event of a termination of your employment or service for any reason, you shall not be entitled to receive any additional compensation or benefits under this Agreement or otherwise.

(c) Deemed Resignations. In the event of any termination of your employment for any reason prior to the Separation Date, you will be deemed to resign from any and all: (i) officer positions you hold with the Company or any of its Affiliates; (ii) memberships you hold on any boards of directors, boards of managers or other governing boards or bodies of the Company or any of its Affiliates; and (iii) memberships you hold on any of the committees of any such boards or bodies.

For purposes of this Agreement, “Cause” means (i) the conviction of you by a court of competent jurisdiction of, or the pleading of guilty or nolo contendere to, any felony or any crime involving moral turpitude; (ii) gross negligence, breach of fiduciary duty or material breach of any Restrictive Covenant (as defined below); (iii) you shall have willfully and continually failed to substantially perform your duties with the Company after a written demand for substantial performance is delivered by the Company, which demand specifically identifies the manner in which the Company believes that you have not substantially performed your duties pursuant to the disciplinary procedures of the Company, and such failure of substantial performance shall have continued for a period of thirty (30) days after such written demand; (iv) you have been chronically absent from work (excluding vacations, illnesses or leaves of absences); (v) the commission by you of an act of fraud, embezzlement or misappropriation against the Company; or (vi) you shall have refused, after explicit notice, to obey any lawful resolution or direction by the Board which is consistent with his or her duties as an officer of the Company and, includes your failure to execute an effective Release as required by this Agreement.

5. Withholding. Without limiting the provisions of Section 3(e) of this Agreement, the Company shall have the right to withhold from all payments made under this Agreement or otherwise paid or provided to you in respect of your employment with the Company any taxes or any other amounts required to be withheld by the Company or any of its Affiliates under applicable law, which amounts may be withheld in the discretion of the Company or any of its Affiliates from any amounts payable under this Agreement.

6. Confidential Information and Restricted Activities. You acknowledge the importance to the Company and its Affiliates of protecting their Confidential Information (as defined below) and other legitimate business interests, including the valuable trade secrets and good will that they have developed or acquired. In consideration of your continued service to the Company, the payments and benefits set forth in this Agreement, including Section 3 of this Agreement, to which you are not otherwise entitled, and other good and valuable consideration, the receipt and sufficiency of which you hereby acknowledge, you agree that the following restrictions on your activities are reasonable and necessary to protect the legitimate interests of the Company and its Affiliates (such restrictions, together with any other confidentiality, non-solicitation, invention assignment or other restrictive covenants in favor of the Company or any of its Affiliates to you are bound, the “Restrictive Covenants”). For purposes of this Agreement, “Person” means an individual, a corporation, a limited liability company, an association, a partnership, an estate, a trust or any other entity or organization, other than the Company or any of its Affiliates.

(a) Confidential Information.

(i) During the course of your employment and/or service with the Company and its Affiliates, you may learn or have learned of Confidential Information, and you may develop or have developed Confidential Information on behalf of the Company and its Affiliates. You agree that you will not use or disclose to any Person (except as required by applicable law or for the proper performance of your regular duties and responsibilities for the Company) any Confidential Information obtained by you incident to your employment and/or service with the Company or any of its Affiliates. You agree that this restriction shall continue to apply after your employment and/or service terminates, regardless of the reason for such termination. For purposes of this Agreement, “Confidential Information” means any and all information of the Company and its Affiliates that is not generally available to the public. Confidential Information also includes any information received by the Company or any of its Affiliates from any Person with any understanding, express or implied, that it will not be disclosed. Confidential Information does not include information that enters the public domain, other than through your breach of your obligations under this Agreement.

(ii) You understand and acknowledge that you will not be held criminally or civilly liable under any federal or state trade secret law for disclosing a trade secret in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney, in each case, solely for the purpose of reporting or investigating a suspected violation of law, or for disclosing a trade secret in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Notwithstanding this immunity from liability, you may be held liable if you unlawfully access trade secrets or Confidential Information by unauthorized means. Notwithstanding the foregoing, nothing in this Agreement limits, restricts or in any other way affects your communicating with any governmental agency or entity, or communicating with any official or staff person of a governmental agency or entity, concerning matters relevant to the governmental agency or entity.

(b) Protection of Documents. All documents, records and files, in any media of whatever kind and description, relating to the business, present or otherwise, of the Company or any of its Affiliates, and any copies, in whole or in part, thereof (the “Documents”), whether or not prepared by you, shall be the sole and exclusive property of the Company. You agree to safeguard all Documents and to surrender to the Company, on or before the Separation Date or at such earlier time or times as the Company or its designee may specify, all Documents then in your possession or control. You also agree to disclose to the Company, on or before the end of the Consulting Period or at such earlier time or times as the Company or its designee may specify, all passwords necessary or desirable to obtain access to, or that would assist in obtaining access to, any information which you have password protected on any computer equipment, network or system of the Company or any of its Affiliates. You further agree to surrender, on or prior to the end of the Consulting Period, or such earlier time or times as the Company or its designee may specify any cellular phone, laptop, iPad or other electronic equipment provided to you by the Company or any of its Affiliates.

7. Section 409A.

(a) This Agreement and the payments and benefits provided hereunder are intended to be exempt from, or comply with, the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and shall be construed consistently with that intent. Notwithstanding the foregoing, in no event shall the Company have any liability relating to the failure or alleged failure of any payment or benefit under this Agreement to be exempt from, or comply with, the requirements of Section 409A of the Code. Each payment made under this Agreement shall be treated as a separate payment and the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments.

(b) Any reimbursement for expenses payable to you hereunder that would constitute nonqualified deferred compensation subject to Section 409A of the Code shall be subject to the following additional rules: (i) no reimbursement of any such expense shall affect your right to reimbursement of any such expense in any other taxable year; (ii) reimbursement of the expense shall be made, if at all, promptly, but not later than the end of the calendar year following the calendar year in which the expense was incurred; and (iii) the right to reimbursement shall not be subject to liquidation or exchange for any other benefit.

(c) If you are a “specified employee” (as defined below) at the time of your “separation from service” (as defined below), any payments or benefits that are payable under this Agreement or otherwise on account of your separation from service that would (but for this provision) be payable within six (6) months following the date of such separation from service, shall instead be paid on the next business day following the expiration of such six (6)-month period or, if earlier, upon your death; except (i) to the extent of amounts that do not constitute a deferral of compensation within the meaning of Section 1.409A-1(b) of the Treasury Regulations (including without limitation by reason of the safe harbor set forth in Section 1.409A-1(b)(9)(iii), as determined by the Company in its reasonable good faith discretion); (ii) benefits which qualify as excepted welfare benefits pursuant to Section 1.409A-1(a)(5) of the Treasury Regulations; or (iii) other amounts or benefits that are not subject to the requirements of Section 409A of the Code.

(d) For purposes of this Agreement, the term “separation from service” shall have the meaning set forth in Section 1.409A-1(h) of the Treasury Regulations (after giving effect to the presumptions contained therein), and the term “specified employee” means an individual determined by the Company to be a specified employee under Section 1.409A-1(i) of the Treasury Regulations.

8. Miscellaneous. This Agreement constitutes the entire agreement between you and the Company, and replaces all prior and contemporaneous agreements, whether written or oral, with respect to the subject matter of this Agreement and all related matters, including, without limitation, the Change of Control Agreement. This Agreement may not be amended and no breach will be deemed waived unless agreed to in a signed writing by you and an authorized officer of the Company. The headings and captions in this Agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement. This is a Massachusetts contract and shall be governed and construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to any conflict of laws principles that would result in the application of the laws of another jurisdiction. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled exclusively by single-arbitrator arbitration in Boston, Massachusetts in accordance with the Employment Arbitration Rules of the American

Arbitration Association then in effect, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Each party shall bear the cost of its or his or her, respectively, own legal fees in connection with such dispute. This Agreement may be executed in separate counterparts (including by electronically delivered .pdf files or copies of manually signed signature pages), each of which will be deemed to be an original and all of which taken together will constitute one and the same agreement.

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If the foregoing is acceptable to you, please sign this letter in the space provided and return it to the Company. The enclosed copy of this letter, which you should also sign and date, is for your records.

Sincerely, WATERS CORPORATION

By:	/s/ Udit Batra
Udit Batra
President and Chief Executive Officer

Accepted and agreed:

/s/ Ian S. King
Ian S. King

Date:	19 April 2021

[Signature Page to Transition Agreement]

Exhibit A

Equity Awards

Type of Equity Award	Grant Date	Exercise Price per Share	Number of Options/RSUs/PSUs Vested as of April 16, 2021	Number of Options/RSUs/PSUs Unvested as of April 16, 2021
PSU	2/18/2021	—	—	890
PSU	2/18/2021	—	—	890
NQ	2/18/2021	280.80	—	5,397
PSU	2/12/2020	—	—	1,448
PSU	2/12/2020	—	—	1,449
NQ	2/12/2020	224.37	2,325	9,304
PSU	12/10/2018	—	—	2,057
NQ	12/10/2018	189.54	5,920	8,881
NQ	12/5/2017	194.26	9,628	6,420
NQ	8/17/2017	180.22	3,960	2,640
NQ	12/9/2016	139.51	15,029	3,758
NQ	2/10/2016	117.68	13,119	—
NQ	12/9/2015	128.93	17,825	—
NQ	12/11/2014	113.36	19,000	—

Exhibit B

Release

For and in consideration of certain benefits to be provided to me under the letter agreement, dated April 16, 2021 (the “Agreement”), between me and Waters Corporation (the “Company”), which are conditioned on my signing this General Release and Waiver of Claims (this “Release of Claims”), and to which I am not otherwise entitled, and other good and valuable consideration, the receipt and sufficiency of which I hereby acknowledge, on my own behalf and on behalf of my heirs, executors, administrators, beneficiaries, representatives, successors and assigns, and all others connected with or claiming through me, I hereby release and forever discharge the Company and its Affiliates (as defined in the Agreement), and all of their respective past, present and future officers, directors, shareholders, employees, employee benefits plans, administrators, trustees, agents, representatives, consultants, successors and assigns, and all those connected with any of them, in their official and individual capacities (collectively, the “Released Parties”), from any and all causes of action, suits, rights and claims, demands, damages and compensation of any kind and nature whatsoever, whether at law or in equity, whether now known or unknown, suspected or unsuspected, contingent or otherwise, which I now have or ever have had against the Released Parties, or any of them, including those in any way related to, connected with or arising out of my employment and/or other relationship with the Company or any of its affiliates or the termination thereof, including under or pursuant to Title VII of the Civil Rights Act, the Americans With Disabilities Act, the Family and Medical Leave Act, the Age Discrimination in Employment Act (as amended by the Older Workers Benefit Protection Act), the Employee Retirement Income Security Act, the wage and hour, wage payment and fair employment practices laws of the state or states in which I have provided services to the Company (each, as amended from time to time) and/or any other federal, state or local law, regulation, or other requirement (collectively, the “Claims”) through the date that I sign this Release of Claims, and I hereby waive all such Claims.

I understand that nothing contained in this Release of Claims shall be construed to prohibit me from filing a charge with or participating in any investigation or proceeding conducted by the federal Equal Employment Opportunity Commission or a comparable state or local agency, provided, however, that I hereby agree to waive my right to recover monetary damages or other individual relief in any charge, complaint or lawsuit filed by me or by anyone else on my behalf. I further understand that nothing contained in this Release of Claims shall be construed to limit, restrict or in any other way affect my communicating with any governmental agency or entity, or communicating with any official or staff person of a governmental agency or entity, concerning matters relevant to the governmental agency or entity.

I acknowledge that I will continue to be bound by my obligations under the Agreement that survive the termination of my employment by the terms thereof or by necessary implication, including without limitation my confidentiality obligations set forth in Section 6 of the Agreement.

I understand that nothing contained in this Release of Claims will adversely affect my rights to enforce the terms of the Agreement, and shall not adversely affect my rights to any defense, indemnification, contribution and/or coverage under the Company’s director’s and officer’s liability insurance policy or the charter or bylaws of the Company, in each case, in accordance with its respective terms by reason of services I rendered for the Company or any of its subsidiaries as an officer and/or an employee thereof. Further, this release does not include and will not preclude: (a) rights to vested benefits under any applicable retirement and/or pension plans of the Company; (b) claims for unemployment compensation (which the Company will not contest); (c) rights under the Equity Documents (as defined in the Agreement) and/or (d) claims that cannot be waived under applicable law by singing this Release of Claims.

I acknowledge that this Release of Claims creates legally binding obligations, and that the Company has advised me to consult an attorney before signing it. I understand that I cannot sign this Release of Claims until the date my employment or service, as applicable, with the Company terminates. In signing this Release of Claims, I give the Company assurance that I have signed it voluntarily and with a full understanding of its terms; that I have had sufficient opportunity of not less than [twenty-one (21)/forty-five (45)]1 days before signing this Release of Claims to consider its terms and to consult with an attorney, if I wished to do so; and that I have not relied on any promises or representations, express or implied, that are not set forth expressly in this Release of Claims. I understand that I will have seven (7) days after signing this Release of Claims to revoke my signature, and that, if I intend to revoke my signature, I must do so in writing addressed and delivered to the General Counsel of the Company prior to the end of the seven (7)-day revocation period. I understand that this Release of Claims will become effective upon the eighth (8th) day following the date that I sign it, provided that I do not revoke my acceptance in accordance with the immediately preceding sentence.

[Remainder of page intentionally left blank.]

[1]	Period to consider the release to be determined by the Company on the Separation Date (for the post-employment release) or the end of the Consulting Period (for the post-consulting release).

Accepted and agreed:

Signature:
Ian S. King

Date:

Agreed and acknowledged by:

Waters Corporation

By:
Name:
Title:

[Signature Page to General Release and Waiver of Claims]